
06012865


MAYER
BROWN
ROWE
& MAW

RECEIVED
2006 APR 27 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2006

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 25, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

4/27

17357654

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Deutschland
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	April 25, 2006	

First Quarter Report 2006: SCHWARZ PHARMA with a Good Start

The SCHWARZ PHARMA Group achieved sales of €247.4 million in the first quarter of 2006 (+3.9%). Increased selling expenses in connection with the market launch of Neupro® (rotigotine transdermal patch) for Parkinson's disease and continuingly high research and development costs resulted in SCHWARZ PHARMA achieving an operating result of €11.4 million and a net result of €2.2 million(+99.9%). The outlook for 2006 remains unchanged.

"The performance of our business in the first quarter builds a solid basis for achieving our financial targets for 2006" said Patrick Schwarz-Schuette, CEO of SCHWARZ PHARMA AG. "Furthermore, our clinical development projects showed a set of positive results and we have launched the Parkinson's patch in the first markets. We will continue to focus on research and development in order to further strengthen our clinical development pipeline"

Sales Trend January to March 2006:
Sales: €247.4 million (+3.9%)

The SCHWARZ PHARMA Group increased its sales by 3.9% to €247.4 million in the first three months of 2006. After adjusting for exchange rate effects, sales were nearly on the previous year's level (-0.4%).

US sales increased by 0.8% to €108.6 million. In US-dollars, sales decreased by 7.6% to $130.6 million. The company's US subsidiary KUDCo maintained last year's level of generic omeprazole sales in the first three months of 2006. Sales rose by 2.2% to €51.5 million (US$61.9 million). Sales of the gastrointestinal drug GlycoLax® (polyethylenglycol) decreased by 19.8% to €10.2 million due to increased competition. After adjusting for the generic business, the group's US business rose by 4.7% to €44.2 million. This is primarily attributable to the cardiovascular drugs Verelan® PM (verapamil HCl) and Uniretic® (moexipril), which achieved respective growth rates of 16.4% (€10.1 million) and 9.3% (€5.2 million). The Colyte® product line, for gastrointestinal indications, grew by 43.0% to €4.3 million.

The group's European affiliates increased sales by 7.3% to €130.3 million. Sales in Germany increased by 9.7%, reaching a level of €55.6 million. This growth is mainly attributable to sales of the antiasthmatic drug Atmadisc® (fluticasone/salmeterol), which was up 11.7% to €11.8 million and the hypertension drug Provas® (valsartan), which increased by 17.4% to €8.9 million. Sales of the gastrointestinal drug Rifun® (pantoprazole) decreased by 10.3% to €10.6 million as a result of the wholesalers' caution due to the upcoming reduction of the reimbursement price. SCHWARZ PHARMA launched Neupro® (rotigotine transdermal patch) for treating Parkinson's disease in Germany in March of this year. Initial data after the launch show a positive trend. A more detailed analysis will be available in three to six months.

SCHWARZ PHARMA's affiliates in other European markets increased their sales by 5.6% to €74.7 million. In preparation for market launches of products from clinical development, SCHWARZ PHARMA is now represented by its own distribution companies in Austria, Switzerland, Scandinavia, and the Benelux countries, and through representative offices in southeast Europe. These countries had a good start to the year and will, in some cases, launch Neupro® within 2006.

The sales of SCHWARZ PHARMA's Asian affiliates decreased by 4.9% to €8.5 million. After adjusting for exchange rate effects, the decline was 14.3%.

Earnings Trend January to March 2006:
Operating result: €11.4 million; net result: €2.2 million

SCHWARZ PHARMA achieved a gross profit of €169.5 million in the first quarter of 2006, marking a year-on-year increase of 3.7%. The gross margin of 68.5% was on a comparable level to the previous year (68.7%).

Selling, general and administrative expenses rose significantly by 15.6% to €105.8 million. This was due to an increase in marketing activities, especially in connection with the German and UK launch of Neupro® (rotigotine transdermal patch) for treating Parkinson's disease, and higher personnel costs as a result of an increased number of sales representatives in the USA and several European countries.

Research and development costs rose by 4.7% in comparison to the first quarter of 2005, to a level of €45.8 million. This was a result of a continuingly high number of projects at an advanced stage of development and a high number of patients who had decided to continue treatment in open-label follow-on trials.

The operating result in fiscal year 2005 totaled €11.4 million against a figure of €30.4 million in the previous year.

As a result of the reduced use of debt, the group achieved an improved financial result of €1.2 million, in contrast to -€0.5 million in the first quarter of 2005.

SCHWARZ PHARMA

The pre-tax result was €12.6 million in comparison to a figure of €30.0 million in the previous year. The group's income tax expense came to €10.2 million, down from €28.8 million.

Net result was €2.2 million (+99.9%) – corresponding to earnings per share of €0.05 – in comparison to €1.1 million or €0.02 per share in the previous year.

Statement of Cash Flows, Balance Sheet and Employees:
Net Cash Position €152.1 million, Equity Ratio 58.2%

SCHWARZ PHARMA reduced its trade payables in the first quarter 2006, mainly leading to a cash outflow from operating activities of €21.5 million, in contrast to a cash inflow of €1.4 million in the comparison period. The majority of cash outflow for investments, totaling €6.3 million, were made in tangible assets, particularly for expanding the company's fine chemistry production in Shannon/Ireland.

Shareholders' equity decreased by 1.7% to €531.4 million. However, the equity ratio of 58.2% was slightly above the level as of December 31, 2005 (57.4%), due to a reduction of total assets. Cash and cash equivalents decreased by 15.1% against the comparable period, amounting to a figure of €174.9 million. The total net cash position came to €152.1 million as of March 31, 2006.

The number of employees working in the SCHWARZ PHARMA Group worldwide came to 4,298 at the reporting date, marking an increase of 3.1% over December 2005. Recruitment was mainly concentrated on the sales force and R&D.

Outlook for 2006 unchanged: break even net result

In fiscal year 2006, SCHWARZ PHARMA expects sales to reach around €900 million. 2006 is the year of the market launch of Neupro® (rotigotine transdermal patch) for treating Parkinson's disease. The key focus of expenditure continues to be on research and development in order to further strengthen the clinical development pipeline. The company continues to plan for a break even net result in 2006.

SCHWARZ PHARMA

Key data from the First Quarter Report 2006:

SCHWARZ PHARMA Group				
Income Statement *(IAS/IFRS, € million)*		Jan. - Mar. 2005	Jan. - Mar. 2006	Change in %
Net sales		**238.2**	**247.4**	**3.9**
Cost of goods sold		74.6	77.9	4.4
Gross profit		**163.5**	**169.5**	**3.7**
Selling, general and administrative expenses		91.5	105.8	15.6
Research and development costs		43.7	45.8	4.7
Amortization of intangible assets		6.6	6.5	-1.9
Other income/(expense)		8.7	(0.1)	n.a.
Operating result		**30.4**	**11.4**	**-62.5**
Financial result		(0.5)	1.2	n.a.
Pre-tax result		**30.0**	**12.6**	**-58.0**
Taxes on income		28.8	10.2	-64.4
Result after taxes		**1.2**	**2.4**	**98.2**
Minority interests		0.1	0.1	75.3
Net result		**1.1**	**2.2**	**99.9**
Earnings per share in €	Basic*	0.02	0.05	
	Diluted**	0.02	0.05	
EBITDA (excluding one-time effects)		33.5	25.4	-24.2
EBIT (excluding one-time effects)		21.4	13.5	-37.0
Number of shares				
*Annual average, million units		45.863	46.420	1.2
**Annual average, diluted, million units		47.413	47.874	1.0
As per 31 March, million units		45.863	46.420	1.2

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49 2173 48 1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.